SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ORDINARY GENERAL MEETING

TO BE HELD ON APRIL 29, 2026

Consolidated Summary Statement of Remote Voting

São Paulo, April 28, 2026 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with the provisions of CVM Resolution No. 81/22, as amended, hereby discloses to its shareholders and the market in general the summary voting statement containing the consolidated voting instructions received by Itaú Corretora de Valores SA (“Stock Transfer Agent”), the voting instructions received by B3 SA – Brasil, Bolsa, Balcão (“Central Depositary”) and the voting instructions received directly by the Company, related to the Company’s Ordinary General Meeting to be held on April 29, 2026, as EXHIBIT I.

Additional information can be obtained from the Investor Relations Department by telephone (11) 3576-9531 or by email braskem-ri@braskem.com.br.

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EXHIBIT I

ORDINARY GENERAL MEETING

OF APRIL 29, 2026

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Number of Shares (Total)	Number of Shares (Common Shares)	Number of Shares (Preferred Class “A”)	Number of Shares (Preferred Class “B”)
Ordinary General Meeting
1	To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025.	ABSTAIN	7,627,892	4,000,000	3,627,892	-
		APPROVE	5,812,471	3,021,374	2,791,087	10
		REJECT	11,085,765	9	11,085,756	-

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2	To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025.	ABSTAIN	7,629,212	4,000,000	3,629,212	-
		APPROVE	5,811,151	3,021,374	2,789,767	10
		REJECT	11,085,765	9	11,085,756	-
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Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	ABSTAIN	4,050,990	4,000,000	50,990	-
		APPROVE	6,587,479	3,021,374	3,566,095	10
		REJECT	13,887,659	9	13,887,650	-
4	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	ABSTAIN	6,683,613	4,000,000	2,683,613	-
		APPROVE	3,042,165	3,021,374	20,781	10
		REJECT	14,800,350	9	14,800,341	-

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5	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	ABSTAIN	18,595,738	4,000,029	14,595,699	10
		APPROVE	5,930,054	3,021,354	2,908,700	-
		REJECT	336	-	336	-
7	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	ABSTAIN	4,000,300	4,000,300	-	-
		APPROVE	1,318	1,318	-	-
		REJECT	2,918,371	2,918,371	-	-
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If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of the Brazilian Corporation Law, do you wish your vote to be aggregated to the votes of the non voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as listed in this Ballot, are running in the separate election?	ABSTAIN	4,000,100	4,000,100	-	-
		APPROVE	3,018,892	3,018,892	-	-
		REJECT	2,391	2,391	-	-

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9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors)	ABSTAIN	2,736,657	-	2,736,657	-
		APPROVE	14,076,617	-	14,076,607	10
		REJECT	4,497	-	4,497	-
10	If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of Law No. 6,404/1976, do you wish your vote to be aggregated to the votes of the voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, appearing in this distance voting ballot, are running in the separate election?	ABSTAIN	2,822,873	-	2,822,873	-
		APPROVE	13,864,516	-	13,864,506	10
		REJECT	817,356	-	817,356	-
11	Nomination of candidates for chairman of the board of directors. - Héctor Núñez	ABSTAIN	4,135,430	4,000,000	135,430	-
		APPROVE	6,618,276	3,020,374	3,597,892	10
		REJECT	13,772,422	1,009	13,771,413	-

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12	Nomination of candidates for vice-chairman of the board of directors - Olavo Bentes David	ABSTAIN	4,134,433	4,000,000	134,433	-
		APPROVE	9,251,159	3,020,374	6,230,775	10
		REJECT	11,140,536	1,009	11,139,527	-
13	Nomination of all the names that compose the slate. - Eleição Majoritária	ABSTAIN	4,050,993	4,000,000	50,993	-
		APPROVE	20,470,631	3,018,992	17,451,629	10
		REJECT	4,504	2,391	2,113	-
14	Do you wish to request the separate election, by minority shareholders holding common shares, of a member of the Fiscal Council, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law?	ABSTAIN	6,684,073	4,000,200	2,683,873	-
		APPROVE	3,092,283	3,018,792	73,481	10
		REJECT	14,749,772	2,391	14,747,381	-

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15	Do you wish to request the separate election, by minority shareholders holding common shares, of a member of the Fiscal Council, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law?	ABSTAIN	3,018,862	3,018,862	-	-
		APPROVE	4,002,492	4,002,492	-	-
		REJECT	29	29	-	-
16	Would you like to request the separate election, by minority shareholders holding preferred shares, of a member of the Fiscal Council, pursuant to Article 161, §4, a, of the Brazilian Corporations Law?	ABSTAIN	2,733,522	-	2,733,522	-
		APPROVE	14,771,193	-	14,771,193	-
		REJECT	30	-	20	10
17	To fix the annual and global compensation for the administrators and members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026	ABSTAIN	4,058,730	4,000,000	58,730	-
		APPROVE	10,235,981	3,020,374	7,215,597	10
		REJECT	10,231,417	1,009	10,230,408	-
18	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request)	ABSTAIN	16,353,245	100	16,353,145	-
		APPROVE	4,184,803	4,000,020	184,773	10
		REJECT	942,232	9	942,223	-

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Code of the Resolution	Description of the Resolution	Name of the candidate	Number of Shares (Total)	Number of Shares (Common Shares)	Number of Shares (Preferred Class “A”)	Number of Shares (Preferred Class “B”)
Ordinary General Meeting
6	View of all the candidates that compose the slate to indicate the cumulative voting distribution	CARLOS PLACHTA / EDMUNDO JOSE CORREIRA AIRES	2,911,828	2,792	2,909,036	-
		GESNER JOSE DE OLIVEIRA FILHO	2,911,828	2,792	2,909,036	-
		HECTOR NUNEZ	17,472,415	2,821	17,469,584	10
		HECTOR NUNEZ / GUILHERME SIMOES DE ABREU	2,911,828	2,792	2,909,036	-
		JOAO PINHEIRO NOGUEIRA BATISTA	2,911,828	2,792	2,909,036	-
		JOSE MAURO METTRAU CARNEIRO DA CUNHA	2,911,828	2,792	2,909,036	-
		JULIANA SA VIEIRA BAIARDI	2,911,828	2,792	2,909,036	-
		LUCAS CIVE BARBOSA	2,911,828	2,792	2,909,036	-
		LUIZ EDUARDO VALENTE MOREIRA / JULIO CEZAR JERONIMO DOS SANTOS	2,911,828	2,792	2,909,036	-
		MAURICIO DANTAS BEZERRA	2,911,828	2,792	2,909,036	-
		OLAVO BENTES DAVID	17,472,415	2,821	17,469,584	10
		OLAVO BENTES DAVID / RODRIGO TIRADENTES MONTECCHIARI	2,911,828	2,792	2,909,036	-
		PAULO ROBERTO BRITTO GUIMARAES / ANDREA BARCELLOS DE ARAGAO	2,911,828	2,792	2,909,036	-

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.